Exhibit 99.2

SINOVAC Board of Directors Prevails Against Advantech/Prime’s Lawsuit in Hong Kong

Hong Kong Court denies Advantech/Prime’s petition for Interim Relief

Clears another legal hurdle for distribution of the US$55.00 per common share special cash dividend declared by the current SINOVAC Board to be paid on or about July 7, 2025

BEIJING, June 28, 2025 – The Board of Directors of SINOVAC Biotech Ltd. (NASDAQ: SVA) (“SINOVAC” or the “Company”), a leading provider of biopharmaceutical products in China, today announced it has prevailed against the latest lawsuit filed by Advantech/Prime Success (“Advantech/Prime”) in Hong Kong. This result follows Advantech/Prime’s recently failed petition in New York last week, which was a repeated attempt by the purported PIPE Investors to block or delay a hearing for interim relief sought by the Company et al at the Antiguan High Court and to interfere with the payment of the US$55.00 per common share special cash dividend to valid shareholders of the Company as declared by the current SINOVAC Board.

On June 24, Advantech/Prime delivered via email an ex parte Summons to SINOVAC, 1Globe Capital LLC (“1Globe”) and OrbiMed Partners Master Fund Limited (“OrbiMed”) for an “interim-interim” injunction application (the “Application”). Vivo Capital also sought to join the Application on June 26. After the emergent hearing at the High Court of Hong Kong on June 27, the court refused to grant any of the relief sought in the Summons. Among other things, the judge also criticized Advantech/Prime for:

1.	Failing to comply with the duty of full and frank disclosure in the Application; and
2.	The alleged urgency of the Application being self-induced by Advantech/Prime.

The court also ordered that legal costs incurred in the Application by SINOVAC, 1Globe and OrbiMed be compensated by Advantech/Prime, with quantum to be assessed.

Advantech/Prime’s continued multi-jurisdictional lawfare is intended to interfere with rightful dividend payments to SINOVAC’s valid shareholders and distract from its long history of self-serving schemes. These schemes include:

1.	Privatization attempt at a below-market price in 2016;
2.	Invalid PIPE transaction at a below-market price in 2018, which materially diluted SINOVAC shareholders and was made at a time when the Company did not need the capital;
3.	US$7.5 million debt investment into Sinovac Life Sciences Co., Ltd. (“SLS”), a wholly owned subsidiary of SINOVAC, in exchange for a 7.5% equity interest in SLS in 2020, at a time when the Company did not need the capital and which has resulted in over US$500 million of distributions made to Advantech/Prime to date while common shareholders have received nothing; and
4.	Baseless and wasteful legal action in 2025 to interfere with the dividend payment unless Advantech/Prime is able to double dip on dividends already received from SLS.

The current SINOVAC Board remains committed to its mission of restoring fairness, delivering value, and protecting the rights of all valid shareholders.

Your Vote is Important

Your vote on or before July 8 will be about the future of SINOVAC, your receipt of your make-whole dividend payments in the near-term, and the long-term value of your investment.

We urge you to keep SINOVAC’s Board in place and vote on the WHITE proxy card “AGAINST” Proposal 1 to remove the current Board and “AGAINST” Proposal 2 to appoint the Reconstituted Imposter Former Board Slate. Your vote is critical to ensuring that SINOVAC remains on the path to stability, growth, and value creation for all shareholders.

DISCARD any items you received asking you to vote for the Reconstituted Imposter Former Board Slate. If you have already voted for the Reconstituted Imposter Former Board Slate, you can subsequently revoke it by using the WHITE proxy card or WHITE voting instruction form to vote. Only your latest-dated vote will count!

If you have questions about how your vote can be counted, please contact our proxy solicitor, Georgeson LLC, toll free at (844) 568-1506 in the U.S. and (646) 543-1968 outside the U.S. or via email at  SinovacSpecialMeeting@georgeson.com.

About SINOVAC

Sinovac Biotech Ltd. (SINOVAC) is a China-based biopharmaceutical company that focuses on the R&D, manufacturing, and commercialization of vaccines that protect against human infectious diseases.

SINOVAC's product portfolio includes vaccines against COVID-19, enterovirus 71 (EV71) infected Hand-Foot-Mouth disease (HFMD), hepatitis A, varicella, influenza, poliomyelitis, pneumococcal disease, etc.

The COVID-19 vaccine, CoronaVac®, has been approved for use in more than 60 countries and regions worldwide. The hepatitis A vaccine, Healive®, passed WHO prequalification requirements in 2017. The EV71 vaccine, Inlive®, is an innovative vaccine under "Category 1 Preventative Biological Products" and commercialized in China in 2016. In 2022, SINOVAC's Sabin-strain inactivated polio vaccine (sIPV) and varicella vaccine were prequalified by the WHO.

SINOVAC was the first company to be granted approval for its H1N1 influenza vaccine Panflu.1®, which has supplied the Chinese government's vaccination campaign and stockpiling program. The Company is also the only supplier of the H5N1 pandemic influenza vaccine, Panflu®, to the Chinese government stockpiling program.

SINOVAC continually dedicates itself to new vaccine R&D, with more combination vaccine products in its pipeline, and constantly explores global market opportunities. SINOVAC plans to conduct more extensive and in-depth trade and cooperation with additional countries, and business and industry organizations.

Important Additional Information and Where to Find It

In connection with SINOVAC’s Special Meeting, SINOVAC has filed with the U.S. Securities and Exchange Commission (“SEC”) and mailed to shareholders of record entitled to vote at the Special Meeting a definitive proxy statement and other documents, including a WHITE proxy card. SHAREHOLDERS ARE ENCOURAGED TO READ THE PROXY STATEMENT AND ALL OTHER RELEVANT DOCUMENTS WHEN FILED WITH THE SEC AND WHEN THEY BECOME AVAILABLE BECAUSE THOSE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and other interested parties will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, or from SINOVAC at its website: https://www.sinovac.com/en-us/Investors/sec_filings. You may also obtain copies of SINOVAC’s definitive proxy statement and other documents, free of charge, by contacting SINOVAC’s Investor Relations Department at ir@sinovac.com.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s or Board’s control, which may cause actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company and Board do not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

Contacts

Investor and Media Contact

FGS Global
Sinovac@fgsglobal.com

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